UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-31221

Total number of pages: 19

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: August 4, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on August 4, 2016 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2016 and JUNE 30, 2016

	Millions of yen
	March 31, 2016	June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥354,437	¥198,583
Short-term investments	5,872	5,726
Accounts receivable	237,040	157,916
Receivables held for sale	972,851	956,863
Credit card receivables	276,492	296,226
Other receivables	381,096	383,209
Allowance for doubtful accounts	(17,427)	(19,191)
Inventories	153,876	171,059
Deferred tax assets	107,058	98,023
Prepaid expenses and other current assets	108,898	125,794

Total current assets	2,580,193	2,374,208

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416	5,099,923
Buildings and structures	896,815	898,212
Tools, furniture and fixtures	468,800	470,524
Land	199,054	199,141
Construction in progress	190,261	183,691
Accumulated depreciation and amortization	(4,398,970)	(4,423,596)

Total property, plant and equipment, net	2,440,376	2,427,895

Non-current investments and other assets:
Investments in affiliates	411,395	395,231
Marketable securities and other investments	182,905	167,881
Intangible assets, net	615,013	604,504
Goodwill	243,695	241,692
Other assets	479,103	465,138
Deferred tax assets	261,434	256,687

Total non-current investments and other assets	2,193,545	2,131,133

Total assets	¥7,214,114	¥6,933,236

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200	¥200
Short-term borrowings	1,764	1,755
Accounts payable, trade	793,084	600,810
Accrued payroll	53,837	40,688
Accrued income taxes	165,332	66,573
Other current liabilities	205,602	236,160

Total current liabilities	1,219,819	946,186

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200	220,170
Accrued liabilities for point programs	75,182	67,655
Liability for employees’ retirement benefits	201,604	203,504
Other long-term liabilities	137,983	140,209

Total long-term liabilities	634,969	631,538

Total liabilities	1,854,788	1,577,724

Redeemable noncontrolling interests	16,221	16,412

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	330,482	329,903
Retained earnings	4,413,030	4,488,262
Accumulated other comprehensive income (loss)	14,888	(4,764)
Treasury stock	(405,832)	(460,473)
Total NTT DOCOMO, INC. shareholders’ equity	5,302,248	5,302,608
Noncontrolling interests	40,857	36,492

Total equity	5,343,105	5,339,100

Commitments and contingencies

Total liabilities and equity	¥7,214,114	¥6,933,236

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2015 and 2016

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Operating revenues:
Telecommunications services	¥675,255	¥729,708
Equipment sales	201,345	165,753
Other operating revenues	200,264	213,209

Total operating revenues	1,076,864	1,108,670

Operating expenses:
Cost of services (exclusive of items shown separately below)	288,904	304,479
Cost of equipment sold (exclusive of items shown separately below)	175,531	154,977
Depreciation and amortization	145,572	109,715
Selling, general and administrative	231,462	240,208

Total operating expenses	841,469	809,379

Operating income	235,395	299,291

Other income (expense):
Interest expense	(312)	(240)
Interest income	179	155
Other, net	5,349	(3,914)

Total other income (expense)	5,216	(3,999)

Income before income taxes and equity in net income (losses) of affiliates	240,611	295,292

Income taxes:
Current	70,293	69,256
Deferred	2,328	20,392

Total income taxes	72,621	89,648

Income before equity in net income (losses) of affiliates	167,990	205,644

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	1,619	992

Net income	169,609	206,636

Less: Net (income) loss attributable to noncontrolling interests	(825)	218

Net income attributable to NTT DOCOMO, INC.	¥168,784	¥206,854

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,881,483,829	3,754,094,845

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥43.48	¥55.10

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Net income	¥169,609	¥206,636
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	1,730	(11,821)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(23)	(72)
Foreign currency translation adjustment, net of applicable taxes	(6,716)	(8,105)
Pension liability adjustment, net of applicable taxes	(26)	141

Total other comprehensive income (loss)	(5,035)	(19,857)

Comprehensive income	164,574	186,779

Less: Comprehensive (income) loss attributable to noncontrolling interests	(856)	423

Comprehensive income attributable to NTT DOCOMO, INC.	¥163,718	¥187,202

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2015 and 2016

	Millions of yen
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Cash flows from operating activities:
Net income	¥169,609	¥206,636
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	145,572	109,715
Deferred taxes	2,328	20,392
Loss on sale or disposal of property, plant and equipment	6,379	3,963
Inventory write-downs	770	4,076
Impairment loss on marketable securities and other investments	—	853
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(1,619)	(992)
Dividends from affiliates	4,160	4,837
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	81,894	78,707
(Increase) / decrease in receivables held for sale	(5,708)	15,988
(Increase) / decrease in credit card receivables	(6,224)	(10,778)
(Increase) / decrease in other receivables	(7,179)	(3,384)
Increase / (decrease) in allowance for doubtful accounts	893	1,756
(Increase) / decrease in inventories	(24,058)	(21,333)
(Increase) / decrease in prepaid expenses and other current assets	(16,365)	(17,549)
(Increase) / decrease in non-current receivables held for sale	3,278	21,618
Increase / (decrease) in accounts payable, trade	(85,782)	(90,114)
Increase / (decrease) in accrued income taxes	(307)	(98,738)
Increase / (decrease) in other current liabilities	26,887	32,519
Increase / (decrease) in accrued liabilities for point programs	(8,169)	(7,527)
Increase / (decrease) in liability for employees’ retirement benefits	1,865	1,905
Increase / (decrease) in other long-term liabilities	679	3,782
Other, net	(15,105)	(12,538)

Net cash provided by operating activities	273,798	243,794

Cash flows from investing activities:
Purchases of property, plant and equipment	(130,531)	(125,769)
Purchases of intangible and other assets	(72,028)	(78,535)
Purchases of non-current investments	(1,359)	(743)
Proceeds from sale of non-current investments	1,054	1,611
Purchases of short-term investments	(1,684)	(5,428)
Redemption of short-term investments	1,621	5,546
Other, net	(5,518)	(5,480)

Net cash used in investing activities	(208,445)	(208,798)

Cash flows from financing activities:
Proceeds from short-term borrowings	143,798	5,754
Repayment of short-term borrowings	(50,146)	(5,754)
Principal payments under capital lease obligations	(379)	(311)
Payments to acquire treasury stock	(0)	(54,641)
Dividends paid	(134,332)	(130,524)
Cash distributions to noncontrolling interests	(2,310)	(3,500)
Other, net	(474)	(990)

Net cash provided by (used in) financing activities	(43,843)	(189,966)

Effect of exchange rate changes on cash and cash equivalents	(718)	(884)

Net increase (decrease) in cash and cash equivalents	20,792	(155,854)
Cash and cash equivalents as of beginning of period	105,553	354,437

Cash and cash equivalents as of end of period	¥126,345	¥198,583

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥653	¥3
Cash paid during the period for:
Interest, net of amount capitalized	265	213
Income taxes	74,492	167,075

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the three months ended June 30, 2016.

(b) Change in Accounting Procedures for Consolidated Quarterly Financial Results

Change in depreciation method

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. Data traffic has recently grown due to increased use of smartphones. As a way of addressing the rising data traffic, DOCOMO provides LTE-Advanced services, using the carrier aggregation technology which enables higher speeds and capacities for the LTE services. With the introduction of the carrier aggregation technology, DOCOMO is able to use its frequencies more efficiently, bringing stability to DOCOMO’s operation of its wireless telecommunications equipment. As a result, DOCOMO believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250, “Accounting Changes and Error Corrections.”

The change in depreciation method caused a decrease in “Depreciation and amortization” by ¥33,381 million for the three months ended June 30, 2016. “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” increased by ¥22,833 million and ¥6.08, respectively, for the three months ended June 30, 2016.

(c) Recently issued accounting standards

Revenue from Contracts with Customers —

On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

DOCOMO has not yet selected a transition method and is currently evaluating the effect that the ASU will have on DOCOMO’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease —

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

3. Investments in affiliates:

Tata Teleservices Limited —

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2016 and June 30, 2016, DOCOMO held approximately 26.5% of the outstanding common shares of TTSL.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥110.9 billion*1) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, DOCOMO submitted its request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award orders that Tata Sons pay damages to DOCOMO in the amount of approximately $1,172 million (or ¥120.6 billion*2) for Tata Sons’ breach of the shareholders agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee. However, Tata Sons has not fulfilled its obligation in accordance with the binding arbitration award.

As Tata Sons has not fulfilled its obligation, DOCOMO has not accounted for the transaction. DOCOMO continued to account for the investment in TTSL under the equity method as DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the Board of Directors of TTSL, even after receiving the binding arbitration award from the LCIA. However, during the three months ended June 30, 2016, DOCOMO discontinued applying the equity method to account for the investment in TTSL as the carrying amount of the investment was reduced to zero due primarily to the cumulative losses incurred at TTSL. DOCOMO will resume application of the equity method when the DOCOMO’s share of unrecognized net income exceeds DOCOMO’s share of unrecognized net losses during the period the equity method has been suspended. The financial effect of the binding arbitration award cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that the transaction as described above will not be carried out.

*1	1 rupee = ¥1.53 as of June 30, 2016
*2	$1 = ¥102.91 as of June 30, 2016

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 16, 2016, the shareholders approved cash dividends of ¥131,622 million or ¥35 per share, payable to shareholders of record as of March 31, 2016, which were declared by the Board of Directors on April 28, 2016. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 17, 2016.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, Companies Act provides that (i) it can be executed according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220,000,000 outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million from February 1, 2016 through December 31, 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2015	4,085,772,000	204,288,145

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	43
As of June 30, 2015	4,085,772,000	204,288,188

Acquisition of treasury stock based on the resolution of the Board of Directors	—	120,867,062
Retirement of treasury stock	(127,229,000)	(127,229,000)

As of March 31, 2016	3,958,543,000	197,926,250

Acquisition of treasury stock based on the resolution of the Board of Directors	—	20,088,600

As of June 30, 2016	3,958,543,000	218,014,850

On February 5, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 137,578,616 outstanding shares of its common stock by way of tender offer at an amount in total not exceeding ¥350,000 million from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO, INC. repurchased 120,867,062 shares of its common stock for a total purchase price of ¥307,486 million between February 2016 and March 2016.

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and has also repurchased 11,067,600 shares of its common stock for a total purchase price of ¥30,208 million by way of market purchases in accordance with the discretionary dealing contract as of June 30, 2016. NTT DOCOMO, INC. also repurchased 3,462,200 shares of its common stock for a total purchase price of ¥9,865 million by way of market purchases in accordance with the discretionary dealing contract during July 2016.

The aggregate number of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION, was 117,924,500 shares and the amounts in total were ¥300,000 million for the fiscal years ended March 31, 2016.

On March 25, 2016, the Board of Directors resolved that NTT DOCOMO, INC. would retire 127,229,000 shares held as treasury stock on March 31, 2016 and the share retirement on March 31, 2016 resulted in decreases of “Retained earnings” by ¥260,872 million.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The aggregate number and price of shares repurchased for the three months ended June 30, 2015 and 2016 were as follows:

	Share/Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
Aggregate number of shares repurchased	43	20,088,600
Aggregate price of shares repurchased	¥0	¥54,641

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2015 and 2016 were as follows:

	Millions of yen
	Three months ended June 30, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

Other comprehensive income (loss) before reclassifications	2,038	(33)	(6,716)	(200)	(4,911)
Amounts reclassified from accumulated other comprehensive income (loss)	(308)	10	—	174	(124)

Other comprehensive income (loss)	1,730	(23)	(6,716)	(26)	(5,035)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	(31)	—	(31)

Balance as of June 30, 2015	¥69,350	¥(124)	¥10,124	¥(31,817)	¥47,533

	Millions of yen
	Three months ended June 30, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

Other comprehensive income (loss) before reclassifications	(10,839)	(84)	(8,105)	(443)	(19,471)
Amounts reclassified from accumulated other comprehensive income (loss)	(982)	12	—	584	(386)

Other comprehensive income (loss)	(11,821)	(72)	(8,105)	141	(19,857)

Less: other comprehensive (income) loss attributable to noncontrolling interests	3	—	202	—	205

Balance as of June 30, 2016	¥49,806	¥(290)	¥(1,622)	¥(52,658)	¥(4,764)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended June 30, 2015 and 2016 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended June 30, 2015	Three months ended June 30, 2016	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥219	¥1,373	“Other, net” of “Other income (expense)”
	249	60	“Equity in net income (losses) of affiliates”

	468	1,433	Pre-tax amount
	(160)	(451)	Tax benefit (expense)

	308	982	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(14)	(17)	“Equity in net income (losses) of affiliates”

	(14)	(17)	Pre-tax amount
	4	5	Tax benefit (expense)

	(10)	(12)	Net-of-tax amount

Pension liability adjustment	(259)	(852)	(*2)

	(259)	(852)	Pre-tax amount
	85	268	Tax benefit (expense)

	(174)	(584)	Net-of-tax amount

Total reclassified amounts	¥124	¥386	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the second quarter of the fiscal year ended March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

In connection with this realignment, segment information for the three months ended June 30, 2015 has been restated to conform, to the presentation for the three months ended June 30, 2016.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
Telecommunications business-
External customers	¥878,374	¥894,659
Intersegment	250	265

Subtotal	878,624	894,924
Smart life business-
External customers	115,515	122,161
Intersegment	2,872	3,088

Subtotal	118,387	125,249
Other businesses-
External customers	82,975	91,850
Intersegment	2,901	2,961

Subtotal	85,876	94,811

Segment total	1,082,887	1,114,984
Elimination	(6,023)	(6,314)

Consolidated	¥1,076,864	¥1,108,670

Segment operating income (loss):
	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
Telecommunications business	¥212,420	¥270,410
Smart life business	16,876	17,203
Other businesses	6,099	11,678

Consolidated	¥235,395	¥299,291

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “Note 2. (b) Changes in Accounting Procedures for Consolidated Quarterly Financial Results,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. As a result, compared with the depreciation method used prior to April 1, 2016, operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the three months ended June 30, 2016 increased by ¥33,350 million, ¥12 million and ¥19 million, respectively.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2016 and June 30, 2016 were as follows:

	Millions of yen
	March 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥86,530	¥86,530	¥—	¥—
Equity securities (foreign)	83,947	83,947	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	170,482	170,482	—	—

Derivatives
Foreign exchange forward contracts	16	—	16	—

Total derivatives	16	—	16	—

Total	¥170,498	¥170,482	¥16	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥2,415	¥—	¥2,415	¥—
Foreign exchange forward contracts	5	—	5	—

Total derivatives	2,420	—	2,420	—

Total	¥2,420	¥—	¥2,420	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	June 30, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥74,776	¥74,776	¥—	¥—
Equity securities (foreign)	80,814	80,814	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	155,594	155,594	—	—

Derivatives
Foreign exchange forward contracts	1	—	1	—

Total derivatives	1	—	1	—

Total	¥155,595	¥155,594	¥1	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥5,090	¥—	¥5,090	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	5,090	—	5,090	—

Total	¥5,090	¥—	¥5,090	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended June 30, 2015 and 2016 were as follows:

	Millions of yen
	Three months ended June 30, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥465,521	¥—	¥465,521	¥—	¥(6,093)

	Millions of yen
	Three months ended June 30, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥461,912	¥—	¥461,912	¥—	¥(6,297)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

8. Subsequent event:

During July 2016, NTT DOCOMO, INC. repurchased its common stock. Related information is disclosed in “Note 4 Equity.”